18 October 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 520,000 Reed Elsevier PLC ordinary shares at a price of 610.8844p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 48,371,639 ordinary shares in treasury, and has 1,207,618,141 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 265,000 Reed Elsevier NV ordinary shares at a price of €10.4267 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 31,086,587 ordinary shares in treasury, and has 694,050,004 ordinary shares in issue (excluding treasury shares).